Mail Stop 6010

August 22, 2007

Colin Goddard, Ph.D.
Chief Executive Officer
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747

        **Re:    OSI Pharmaceuticals, Inc.**
                **Definitive Proxy Statement**
                **Filed April 30, 2007**
                **File No. 001-08865**

Dear Dr. Goddard:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1.      We note your disclosure regarding the quantitative and qualitative goals used in determining amounts payable under each element but, as a general matter, your disclosure does not clarify how each element fits into your overall compensation objectives or how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package.  Your disclosure throughout Compensation Discussion and Analysis should sufficiently analyze or place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.  The analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation should be described in materially complete detail.  Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

Executive Compensation Policy, page 16

2.      We note your disclosure that compensation is based on the achievement of clearly defined corporate objectives, however, your disclosure does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation.  Please disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals.  See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).  To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

3.      You provide a description of how company performance affects incentive compensation, but little discussion and analysis of the effect of individual performance, even though your disclosure suggests it is a major factor considered by the Compensation Committee.  For example, on pages 16-18, you devote significant attention to "the performance management" process, which, you state,

is "at the core of [y]our compensation policy." Please expand your disclosure to provide appropriate detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Dr. Godard. Refer to Item 402(b)(2)(vii) of Regulation S-K.

4.     Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by your peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters.

5.     We note the various termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described under "Potential Payments Upon Termination or Change-In-Control" on page 31. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

6.     The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparities in the amount of equity granted to Dr. Godard in June, July and December 2006. In each instance, it appears that Dr. Godard received more than double the amount of equity that was granted to each of the other named executive officers. Given this, please include a more detailed discussion of how and why Dr. Godard's compensation differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable to the other named executive officers, this should be discussed on an individualized basis.

Independent Compensation Consultant, page 17

7.      With respect to the engagement of Radford, a division of Aon Consulting, Inc., please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.  In addition, to the extent any consultant maintains multiple business relationships with the company, you should disclose this and provide a breakdown of the executive compensation-related work and work performed in all other capacities.  Similar disclosure, if applicable, should be provided for Watson Wyatt Worldwide.

Executive Compensation Process, page 17

8.      The emphasis of your discussion in this section should be an analysis of how you arrived at the amounts paid to each named executive officer under each element of compensation.  For example, it is clear that the Compensation Committee relies upon the extent to which the compensation of your named executive officers compares to the companies against which you benchmark compensation and also upon the achievement by each named executive officer of corporate performance targets, and the achievement of individual performance targets.  As indicated in our prior comments, it remains unclear what the individual performance and corporate performance targets were with respect to each named executive officer and how the Compensation Committee factored the achievement of the relevant targets in ultimately approving the amounts to be paid under each element to the named executive officers under their respective compensation packages.  The Compensation Discussion and Analysis should highlight the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer's compensation package and why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

9.      You disclose at the bottom of page 17 that the Compensation Committee relies upon the analysis of compensation tally sheets.  Please add disclosure addressing the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers.  The information contained in the tally sheets and how the Committee's analysis of such information resulted in specific awards should be described in complete detail.

Benchmarking, page 18

10.     You indicate that the Compensation Committee considers a list of companies against which performance and compensation will be compared. Please expand your disclosure to provide analysis as to how or why you have determined that the named comparator companies should be included in your peer group. Please provide specific analysis of the rationale for including these companies in your peer group. For example, discuss how the comparator companies relate to your company in terms of revenues, profitability, market capitalization, or similarity in the stage of drug development, etc.

Cash Bonuses, page 19

11.     We note from the footnote to the table at the top of page 20 that Mr. Atieh is eligible to receive an annual cash bonus of between $200,000 and $300,000. Given that each of the other named executive officers is only entitled to receive a discretionary bonus based upon the achievement of targets related to corporate performance and individual performance, please include an analysis and discussion of why the company agreed to pay an annual cash bonus to Mr. Atieh within the specified range. In addition, please discuss how the Compensation Committee determines the amount of the cash bonus to pay Mr. Atieh within that range.

12.     We note from the last two sentences of the paragraph following the table on page 20 that the annual cash bonus is targeted at 100%, but has ranged from 80% to 150% of the corporate component target based upon the performance of the company. Please provide discussion and analysis as to how and why the Compensation Committee set the corporate component at 100% for 2006.

Equity Awards, page 20

13.     You disclose that you typically grant employees annual equity grants in December. From your table under "Grant of Plan-Based Awards," however, it appears that you have made grants at other times of the year as well. As such, it does not appear that you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public. In this regard, we note that it does not appear as though you have discussed whether or not you in fact have a program, plan, or practice to select option grant dates for executive officers in coordination with the release of material non-public information. Please provide the appropriate disclosure.

Summary Compensation Table, page 23

14.     Disclose the assumptions made in the valuation of the stock awards and option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis.  Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Potential Payments Upon Termination or Change-In-Control, page 31

15.     You disclose that the employment agreements for Messrs. Atieh, Leung and Chaney and Drs. Lundemose and Goddard provide that if any such officer is terminated without cause, or terminates his employment for good reason, then each such officer will be entitled to a pro rata bonus that such officer would have been entitled to receive for the fiscal year in which the termination occurs.  Please include the amount of such bonus payments in your table based on the assumption that the triggering event took place on the last business day of your last completed fiscal year.  Refer to the Instructions to Item 402(j) of Regulation S-K.

16.     Please revise the table to include the aggregate amount of the potential payments to each named executive officer upon termination or change-in-control under the various scenarios.

        Please respond to our comments by September 22, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        •   staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,


Tim Buchmiller
Senior Attorney